EXHIBIT 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation	% of Ownership
China Safetech Holdings Limited	BVI	100%
China Security & Surveillance Technology (HK) Ltd.	Hong Kong	100%
China Security & Surveillance Technology (PRC) Ltd.	PRC	100%
Golden Group Corporation (Shenzhen) Limited	PRC	100%
Shanghai Cheng Feng Digital Technology Co. Ltd.	PRC	100%